UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2019 (Report No. 5)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

EXPLANATORY NOTE

On March 28, 2019, Therapix Biosciences Ltd. (the “Company”) entered into a definitive securities purchase agreement (a “Purchase Agreement”) with institutional investors to purchase (i) 642,853 of the Company’s American Depositary Shares (“ADSs”), representing 25,714,120 ordinary shares, at a purchase price of $3.50 per ADS in a registered direct offering (the “Registered Direct Offering”) and (ii) warrants to purchase up to 482,139 ADSs representing 19,285,560 ordinary shares with an initial exercise price of $3.50 per ADS (the “Warrants”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”). The total gross proceeds to the Company from the Offerings will total approximately $2.25 million. The closing of the sale of the ADSs and Warrants is expected to occur on or about April 1, 2019, subject to the satisfaction of customary closing conditions.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement dated as of March 28, 2019, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-225745) (the “Registration Statement”), which became effective on July 20, 2018. The Warrants to be issued in the Private Placement, along with the ADSs issuable upon their exercise, are being offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Warrants will be exercisable beginning immediately as of their issuance date and have a term of three years.

The Company’s press release containing additional details of the Offerings is filed as Exhibit 99.1 hereto. Copies of the form of the Purchase Agreement and Warrant are filed as Exhibits 10.1 and 4.1, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this report include statements regarding the expected closing of the Offerings, such as that the Offerings are expected to close on or about April 1, 2019. In fact, the closing of the Offerings are subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the Offerings may not close. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” ithe Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

EXHIBIT INDEX

Exhibit No.

4.1	Form of Warrant between the Company and the purchasers in the Offerings

5.1	Opinion of Horn & Co. Law Offices.

10.1	Form of Securities Purchase Agreement between the Company and the purchasers in the Offerings.

23.1	Consent of Horn & Co. Law Offices (included in Exhibit 5.1).

99.1	Press Release dated March 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: March 28, 2019
	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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